Exhibit 99.1

SaverOne and Volvo Sign New OEM Agreement to Install the SaverOne Safety Solution in Volvo Buses in Mexico

Petah Tikvah, Israel, March 12, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells transportation safety solutions, today announced that it has entered into an original equipment manufacturer (OEM) agreement with Volvo Bus Corporation, a subsidiary of the global automotive giant, Volvo Group.

The agreement covers Volvo buses in the Mexican coach-bus market, a market in which Volvo has leadership with approximately 50% market share of new coach-bus vehicle sales.

Under the OEM agreement, SaverOne’s Safety Solution, known as the ‘Driver Distraction Prevention System’ (DDPS), which is aimed at reducing cellphone-related distractions and accidents, will be installed in new Volvo buses that are manufactured for the Mexican market. Volvo Bus customers in Mexico will be offered the SaverOne Safety Solution pre-installed, following integration into Volvo’s assembly line. In addition, the agreement also allows for a retrofit of existing buses covered under Volvo’s maintenance agreement (representing approximately 3,000 buses in the market), which will install SaverOne’s Safety Solution as an aftermarket installation. The agreement further provides Volvo with two years of exclusivity in the OEM market in Mexico.

In addition to SaverOne selling its Safety Solution to Volvo for installation into its vehicles, SaverOne will also provide twelve months of service and support for Volvo bus customers. After that period, Volvo bus customers will continue to receive SaverOne’s comprehensive service package for an on-going monthly fee.

In order to market this new safety solution on Volvo buses, SaverOne joined Volvo’s team at the 2024 Automotive Expo event in Mexico (https://www.expoforo.org.mx/) to jointly market the system at the expo, demonstrating the SaverOne Safety Solution installed on a Volvo bus.

Ori Gilboa, CEO of SaverOne, stated, “We are very proud to cooperate with Volvo Bus Corporation. This strategic agreement marks a significant milestone for SaverOne’s penetration into international markets and especially the Latin American market. It marks a strong step forward in our mission to reduce accidents on the road and we believe our system will play an important part in protecting bus passengers and other road users in Mexico. We are excited about the positive impact our technology will have on the safety of both drivers and passengers in the country.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products – the DDPS (Driver Distraction Presentation Solution) is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il